82-4072

Hong Kong iMail *(Monday, 15th April 2002)*

To: The U.S. Securities & Exchange Commission

Television Broadcasts Limited

(Incorporation in Hong Kong with limited liability)

TERMINATION OF DEAL MEMORANDUM

Reference is made to an announcement of TVB dated 1 November, 2001 relating to the Deal Memorandum entered into

On 12 April, 2002, TVBI, TVBSE and MBNS have entered into the Termination Agreement, pursuant to which the parties will terminate the Deal Memorandum with effect from 16 April, 2002. No monetary consideration will be paid under the Termination Agreement.

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the issued shares of TVB Publishing Holding Limited. MBNS is therefore a connected person of TVB under the Listing Rules. Accordingly, the entry by TVBI and TVBSE into the Termination Agreement constitutes a connected transaction of TVB and is subject to Rule 14.25 of the Listing Rules. Information relating to the Termination Agreement will be disclosed in TVB's next annual report and accounts.

Background

On 1 November, 2001, TVB announced that TVBI and TVBSE, both are wholly owned subsidiaries of TVB, have entered into the conditional Deal Memorandum with MBNS in relation to (i) the granting by TVBI to MBNS of subscription television distribution rights relating to certain Chinese language programming contents for distribution in Malaysia and Brunei; and (ii) the provision of services by TVBSE to MBNS in relation to the selling of advertising and sponsorship on certain television channels.

TVBI, TVBSE and MBNS decided not to proceed with the Deal Memorandum for commercial reasons and would re-negotiate the terms of possible new arrangements. The parties have therefore entered into the Termination Agreement, pursuant to which the parties will terminate the Deal Memorandum with effect from 16 April, 2002. No monetary consideration will be paid under the Termination Agreement.

Relationship with MBNS and implications under the Listing Rules

MBNS is a wholly-owned subsidiary of ASTRO ALL ASIA NETWORKS Limited, which has indirect shareholding interests in two subsidiaries of TVB, being 35.7% of the issued shares of Hsin Chi Broadcast Company Limited and 16.67% of the issued shares of TVB Publishing Holding Limited. MBNS is therefore a connected person of TVB under the Listing Rules. Accordingly, the entry by TVBI into the Termination Agreement constitutes a connected transaction of TVB and is subject to Rule 14.25 under the Listing Rules. Information relating to the Termination Agreement will be disclosed in TVB's next annual report and accounts.

The directors of TVB, including the independent non-executive directors, consider that the Termination Agreement has been entered into in the ordinary and usual course of business of the Group and on normal commercial terms, and that the terms of the Termination Agreement are fair and reasonable and in the interests of TVB and its shareholders.

Principal activities of the Group and MBNS

The Group is principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities.

TVBI is principally engaged in programme licensing and investment holding.

TVBSE is principally engaged in provision of satellite and subscription television programmes and advertising sales services.

MBNS is a private company involved in pay satellite television, multimedia and interactive businesses and operates the "ASTRO" pay satellite television service in Malaysia and has licenced a MBNS affiliate for distribution of the "ASTRO" pay satellite television service in Brunei.

Definitions

"Deal Memorandum"	the deal memorandum dated 30 September, 2001 entered into between TVBI, TVBSE and MBNS in relation to the granting by TVBI to MBNS of subscription television distribution rights relating to certain Chinese language programming contents for distribution in Malaysia and Brunei and the provision of services by TVBSE to MBNS for the selling of advertising and sponsorship
"Group"	TVB and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MBNS"	MEASAT Broadcast Network Systems Sdn. Bhd., a company incorporated in Malaysia, being a connected person of TVB as described in the section headed "Relationship with MBNS and implications under the Listing Rules" of this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Termination Agreement"	the termination agreement dated 12 April, 2002 entered into between TVBI, TVBSE and MBNS relating to the termination of the Deal Memorandum
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"TVBI"	TVBI Company Limited, a company incorporated in Hong Kong, being a wholly owned subsidiary of TVB
"TVBSE"	TVB Satellite TV Entertainment Limited, a company incorporated in Bermuda and a wholly owned subsidiary of TVB

By Order of the Board
Television Broadcasts Limited
T.K. Ho
Secretary

12 April, 2002, Hong Kong

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporation in Hong Kong with limited liability)

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS WAIVER APPLICATION

TVB has announced details of the advertising agency arrangement between Interface and LYP in the Previous Announcement. On 11 April 2002, the parties have entered into an agreement to renew the arrangement on the same terms and conditions for another year from 1 January 2002. Pursuant to the Agreement, Interface appoints LYP as its advertising agent responsible for business planning and advertisements recruitment services in return for commissions being 15% of the advertising income generated from advertisements placed in the printed publications printed and distributed by Interface net of monetary equivalent of advertisements which are paid by non cash consideration.

As the transactions under the Agreement are to take place on an ongoing basis for the period from 1 January 2002 to 31 December 2002 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the transactions for the remainder of the term of the Agreement subject to a cap amount of NT$50 million (HK$11,122,500) and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the Agreement will be included in the next published annual report and accounts of TVB.

BACKGROUND

By an announcement dated 14 March 2002, TVB announced the appointment of LYP as Interface's advertising agent responsible for recruiting advertisements for printed publications printed and distributed by Interface and business planning. Details are set out in the Previous Announcement.

DETAILS OF THE AGREEMENT

LYP and Interface have agreed to renew the advertising agency arrangement between the parties on the same terms and conditions for another year from 1 January 2002 to 31 December 2002. Under the Agreement, LYP agrees to collect on behalf of Interface advertising fees payable by independent advertisers which placed advertisements in printed publications printed and distributed by Interface. In return, LYP is allowed to deduct on a monthly basis 15% of the advertising income generated from such advertisements net of monetary equivalent of advertisements which are paid by non cash consideration. The non cash consideration reflects an arrangement between Interface and independent advertisers whereby each agrees to promote each other's products and services (and in doing so also agree to off set the related advertising charges). Income received by LYP for the years of 2000 and 2001 were NT$23,935,000 (HK$5,324,340) and NT$36,266,000 (HK$8,067,372) respectively. Income receivable by LYP up to 28 February 2002 was NT$6,164,000 (HK$1,371,181). All of the aforementioned amount was sales tax exclusive.

The above Hong Kong dollars equivalent amount are calculated based on the exchange rate of NT$1=HK$0.22245.

REASONS FOR THE AGREEMENT

Reasons for the Agreement have already been set out in the Previous Announcement, namely LYP is able to generate additional income by acting as advertising agent of Interface without increasing its manpower and resources. Further, LYP is able to provide a more comprehensive services to its advertisers.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND INTERFACE

The Group principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities, including the operation of cable television channels in Taiwan. LYP is in the business of TV programming, production and TV channel transmission and operation. Interface is in the business of distributing printed publications in Taiwan.

CONTINUING CONNECTED TRANSACTIONS : WAIVER CONDITIONS

As the transactions under the Agreement are to take place on an on-going basis for the period from 1 January 2002 to 31 December 2002 in accordance with the provisions thereof, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements for transactions under the Agreement for the remainder of the term in respect of the continuing connected transactions thereunder (because it is burdensome to issue a press announcement in relation to the Agreement for the remainder of the term). If granted, the waiver will be conditional on the basis that the aggregate amount receivable by LYP under the Agreement for the financial year of the Group shall not exceed the cap amount of NT$50 million (HK$11,122,500) ("Cap Amount") and will also be subject to the following conditions:

(a) the transactions shall be:

(i) entered into in the ordinary and usual course of business of TVB;

(ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

(iii) entered into in accordance with the terms of the Agreement;

(b) the aggregate amount of the transactions under the Agreement for the financial year of the Group ending on 31 December 2002 shall not exceed the cap amount of NT$50 million (HK$11,122,500);

(c) the independent non-executive directors of TVB shall review the transactions under the Agreement annually and confirm in TVB's next annual report that these were conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the transactions annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

(i) the transactions have received the approval of TVB's board of directors;

(ii) the transactions are in accordance with any relevant pricing policies as stated in TVB's financial statements;

(iii) the transactions have been entered into in accordance with the terms of the Agreement; and

(iv) the Cap Amount has been exceeded;

and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the transactions under the Agreement for the financial year ending on 31 December 2002 shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above; and

(f) the Group shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the transactions referred in paragraph (d) above.

If the Cap Amount is exceeded, or if the terms of the Agreement as mentioned above are altered, or if the Group enters into new arrangement or agreement with Interface in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the transactions under the Agreement belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

ERA holds 31.97% in Interface; therefore making Interface an associate of ERA which is a substantial shareholder of LYP, a 70% owned subsidiary of TVB. Interface is accordingly a connected person as defined in the Listing Rules and the Agreement constitutes connected transactions to TVB.

As the expected commission payable to LYP by Interface pursuant to the Agreement represents less than 3% of the net tangible assets of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is to be entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Agreement"	An agreement entered into between Interface and LYP on 11 April 2002 whereby Interface appoints LYP as its advertising agent
"ERA"	Era Communications Co., Ltd., being a substantial shareholder of LYP and a connected person of TVB
"Group"	TVB and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Interface"	Interface Co., Ltd., being an associate of ERA and a connected person of TVB
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"LYP"	Liann Yee Production Co., Ltd., a non-wholly owned subsidiary of TVB
"NT$"	New Taiwan Dollars, the lawful currency of Taiwan
"Previous Announcement"	TVB's previous announcement dated 14 March 2002, which appeared in the South China Morning Post and Hong Kong Economic Times
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TVB"	Television Broadcasts Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange

By Order of the Board
Television Broadcasts Limited
Ho Ting Kwan
Company Secretary

11 April 2002, Hong Kong